[Law Office of Kathleen Brown, P.C.]

Via Hand Delivery and EDGAR

June 13, 2007

Jennifer R. Hardy

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southern Trust Securities Holding Corp.

Registration Statement on Form 10-SB

File No. 000-52618

Dear Ms. Hardy:

On behalf of our client, Southern Trust Securities Holding Corp. (the “Corporation”), we have set forth below the Corporation’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 29, 2007, relating to the Corporation’s registration statement on Form 10-SB (File No. 000-52618) (the “Registration Statement”). The Corporation is concurrently filing via EDGAR Amendment No.1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes the Corporation’s responses to the Staff’s comments, as reflected in this response letter.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Corporation, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Corporation also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Corporation may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we reproduce below the Staff comments, and include under each comment the Corporation’s response.

Summary, page 3

The Company, page 3

1.

Please revise the introductory discussion to clarify whether your reference to services “we” provide refers to CIS, CISAM, Southern Trust, or other subsidiaries of Southern Trust. Please also clarify whether CISAM is owned by CIS. In addition, in an appropriate section of your registration statement, please provide an organizational chart of you and your subsidiaries.

The suggested revisions have been made to the “Summary” section of Amendment No.1 to the Registration Statement.

2.

Briefly discuss the nature of CIS and CISAM’s fee income so that investors can ascertain how each earns its money, i.e. commissions, performance fees, management fees, incentive fees, and returns on investments. Describe the “fixed fee arrangements.”

Disclosure has been added to the “Summary” section of Amendment No. 1 to the Registration Statement discussing the nature of CIS’s fee income generated from brokerage and investment banking and CISAM’s fee income generated pursuant to fixed fee arrangements, which are based on the average assets in an account rather than per transaction fees.  None of the Corporation or its subsidiaries generate fee income through performance fees, management fees, incentive fees or returns on investments.  Included within the Corporation’s trading income are gains and losses from investments held for its own account.

Selected Consolidated Financial Data, page 4

3.

Please consider revising your filing to present income (loss) from continuing operations per common share for each of the last two fiscal years.

Disclosure has been added presenting income (loss) in the “Selected Consolidated Financial Data” of Amendment No. 1 to the Registration Statement. Selected consolidated financial data has also been added for the three months ended March 31, 2007 and 2006 and at March 31, 2007.

Risk Factors, page 5

If we do not successfully manage consolidation opportunities…,page 5

4.

Please disclose whether you are currently negotiating with any acquisition targets.

The requested disclosure has been added to this risk factor.

Our business may be adversely affected by market conditions, page 6

5.

Please update the information contained under this heading to address current market conditions.

As requested, the market condition risk factor has been revised to address market conditions that are continuously applicable to the consolidated business of the Corporation.

Directors, Executive Officers. Promoters and Control Persons, page 11

6.

We note disclosure here and throughout your registration statement that refers to STS in the third-person, despite disclosure on page 13 that STS refers to Southern Trust Securities Holding Corp. Please revise to clarify whether STS is a separate entity than the registrant and, if so, revise to better indicate this distinction and its significance to investors. If STS refers to the issuer of the class of securities being registered, delete disclosure throughout the document that indicates STS is a separate entity including, for example, disclosure of the positions and offices held by executive officers and directors, which appears to refer to positions of the registrant and STS.

Please note the further disclosure added to note 1 to this table in response to this comment.

Business, page 13

Overview

7.

Please describe your offshore services to enable client access to foreign trusts and corporations.

Further disclosure regarding the Corporation’s offshore services has been added in the “Overview” to the “Business” section of Amendment No. 1 to the Registration Statement.

8.

Please describe your agreement with Inversora.  Please tell us why you have not filed this agreement as an exhibit.

As disclosed in the Registration Statement, the Corporation entered into an agreement with two Argentine companies to buy a corporation whose stock trades on the Pink Sheets and whose name is now AR Growth Finance Corp (a “Shell Corporation”).  The Corporation contributed $100,000 for a one-third interest in the Shell Corporation, each of the Argentine companies also contributed $100,000 for a one-third interest. The companies expect to work together to purchase finance-related companies in Argentina through the Shell Corporation. At this time, no specific acquisition has been finalized. Therefore, the present value of the ownership interest in the Shell Corporation is not significant and therefore the Corporation believes that the agreement by which it acquired a third of the Shell Corporation is not material.

Investment Banking, page 15

9.

Please revise your disclosure to clarify the meaning of the statement “we have ready access to many public shell corporations.”

Disclosure has been added to this statement explaining that the Corporation has contacts with third parties who keep an inventory of shell companies that it can purchase for its clients to enable them to engage in alternative public offerings.

10.

We note your statement on page 20 that $800,000 of your investment banking revenues were derived from services performed for a single customer. Please revise to disclose the name of this client. See Regulation S-B, Item l01(b)(6).

Regulation S-B, Item 101(b)(6) requires disclosure, to the extent material to an understanding of the issuer, of dependence on one or a few major customers.  The investment banking business of the Corporation is not dependent on any one customer; however, as is typical with the business of investment banking, in general, investment banking income is related to the capital raising or financial advisory services provided to a client and will be paid when the transaction to which such services relate is effectuated.  Thus, investment banking may be client dependent in the sense that during a given a financial period to which a closing relates, a certain transaction may cause a large percentage of the Corporation’s consolidated income to be attributable to revenue related to that transaction. However, given the nature of the investment banking business and the typically non-recurring nature of this business, it would be inaccurate to say that the Corporation’s business is dependent on any one investment banking client. Based on this explanation, further disclosure is not required.

Please note that the Corporation has also revised its business specific risk factors to more accurately discuss the fact that its investment banking income is frequently tied to non-recurring, transaction-based income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

11.

Please revise the introductory paragraph to delete the reference to forward-looking statements within the meaning of the Securities Exchange Act of 1934, as the safe harbor provisions of the Private Securities Litigation Reform Act are inapplicable to issuers of penny stock. Refer to Section 21E(b)(1)(C) of the Exchange Act.

The forward looking statement paragraph has been revised to delete the reference to the Securities and Exchange Act of 1934, as amended.

12.

Please enhance your disclosure by discussing economic or industry-wide factors, such as trading volumes and volatility in markets that are relevant to you in the business environment in which you operate. See SEC Interpretive Release No. 33-8350 for additional guidance.

Please see the enhanced disclosure in the introductory section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement.

Recent Developments, page 19

13.

Please tell us supplementally of the basis for the option exercise prices of $0.50 and $1.00.

Options granted to Susan Escobio in January 2007 were at an option exercise price of $.50 and those granted to Fernando Fussa, when engaged as our Chief Financial Officer at the end of February 2007, were for an option exercise price of $1.00. Mrs. Escobio has been with the predecessor-in-interest to the Corporation, from which the Corporation derives its operations, since its inception. She elected to receive options in lieu of restricted shares, which were granted to her spouse, the Corporation’s CEO. The Corporation’s Board of Directors, which at the time was comprised of Mrs. Escobio and her spouse, deemed it reasonable to grant her a lower exercise price than a newer hire, who had yet to establish himself with the Corporation.

The “Recent Developments” section has been revised to now refer to events occurring after the close of the first quarter of 2007.  Events previously discussed under “Recent Developments” are now disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three months ended March 31, 2007.

Results of Operations. page 21

14.

We note your statement that 2006 trading income revenues were “minimal” based on your internal forecasts. To apprise investors with a more thorough understanding of your operations, please expand your disclosure to discuss the extent to which your revenues or revenue growth were less than your internal forecasts, as well as the extent to which such shortfalls are attributable to the bankruptcy of Refco and to any other causes. Please also disclose whether you expect these trends to continue and, with respect to Refco, whether you have arrangements with another clearing and execution firm for foreign exchange transactions. Refer to Item 303(b)(iv), (v) of Regulation S-B.

Please see the revised disclosure included under “Results of Operations” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement.

15.

Please expand your discussion in the first complete paragraph on page 22 to disclose the number of private placements and reverse mergers on which you are currently working.

Due to the nature of investment banking, the Corporation cannot be more specific about the number of transactions the investment banking group is currently “working on”. A transaction will not be material to the Corporation until it closes and the Corporation receives compensation for its subsidiaries role as a placement agent or as a financial advisor.  There are many variables that can cause a transaction to fail to close until the moment when all monies have been paid and shares have been delivered.  Furthermore, as most of the transactions are private placements, the Corporation cannot say more specifically about any given transaction for fear of running afoul of prohibitions against general solicitation. Nevertheless, to describe its business, it seemed appropriate to indicate that there were in fact several transactions, which the Corporation’s investment bankers were “working on.”

16.

We note that you attribute the decrease in commissions and clearing fees, in part, to lower volumes of transactions, while you also attribute the 8% increase in trading income to “an increase in equities, options, futures and fixed income orders.” Please revise your disclosure, where appropriate, to address the extent to which changes in items of revenue and expense are attributable to price and volume, respectively.

Please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement.

17.

Please revise your discussion of employee compensation expense to disclose the number of employees hired in the second and third quarters of 2006.

Please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement.

18.

Please expand your discussion of communications and market data expenses to provide investors with more detailed information regarding the type of expenses within this line item.

Please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement.

Liquidity and Capital Resources, page 22

19.

Regarding your table summarizing your significant commitments as of December

31, 2006, please present commitments aggregated by type of commitment instead of just presenting total commitments for each year.

Please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement.

20.

We note your statement that you were not in compliance with debt covenant ratios in your notes payable. Please expand your discussion to disclose the applicable ratios, how such ratios are calculated, the extent of your deficiency, and the consequences of such deficiencies on your credit rating and compliance with any applicable regulatory requirements. Please provide appropriate risk factor disclosure.

Please see the additional disclosure added in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement. Due to the explanation provided, a risk factor is not necessary.

21.

Please enhance your disclosure to clarify how you intend to ensure you meet the financial ratios by the end of 2007. In addition, please disclose, if any, the existence of cross default provisions in other debt agreements that could cause issues absent a waiver. Discuss the impact on your business if you are unable to meet the financial ratios and are unable to continue obtaining a waiver.

The two notes securing the Corporation’s real property are cross-collateralized. As explained in the additional disclosure provided in Amendment No. 1 to the Registration Statement, the Corporation has received confirmation from its lender that the covenant is being removed.

22.

Please also clarify here and in Note 5 whether your financial covenants are maintained on an annual or quarterly basis.

As disclosed in footnote 5 to the financial statements, the covenant in question is computed annually.  Disclosure has been added to this effect to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1 to the Registration Statement.

Executive and Director Compensation, page 26

23.

Please revise your disclosure in this section to provide clear, concise, and understandable disclosure of the bonus and commission compensation paid to Mr. Escobio in 2006. This disclosure should include the terms of these arrangements, as well as whether they were paid pursuant to a written agreement between the company and Mr. Escobio, See Regulation S-B, Item 402(a)(l), (c)

Additional disclosure has been added beneath the table in this section of Amendment No. 1 to the Registration Statement.

Recent Sales of Unregistered Securities. page 31

24.

Please revise your discussion to disclose the section of the Securities Act or rule of the Commission in reliance on which the May 3, 2005, transactions were not registered. See Regulation S-B, Item 701(d).

Additional disclosure has been added to specify that the transaction was effectuated pursuant to Section 4(1) of the Securities Act of 1933, as amended.

25.

Please revise your discussion of the March 1, 2005, transaction to identify the persons or class of persons to who your predecessor-in-interest issued securities.

Additional disclosure has been added to specify that the accredited persons were third parties independent of the Corporation.

Financial Statements

General

26.

Please include interim financial statements for the period ended March 31, 2007. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S-B.

Financial statements for the three month periods ended March 31, 2007 and 2006 and at March 31, 2007 have been added to Amendment No. 1 to the Registration Statement and related financial information has been added to the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Amendment No.1 to the Registration Statement.  As the Corporation has added disclosure regarding the first quarter of 2007, it has removed the previous “Recent Developments” section and the “Executive Summary.”  The Corporation has also updated December 31, 2006, information appearing in the “Business” section to provide March 31, 2007 data.

27.

You disclose on page 28 that you have agreed to register the common stock underlying the Series A preferred stock. Tell us how you have accounted for the registration rights agreement, including what consideration was given to FSP EITF 00-19-2, which should have been adopted during the interim period ended March 31, 2007. Please also provide the disclosures required by paragraph 12 of ESP EITF 00-19-2 in a note to your interim financial statements and all future filings.

There were no registration right payment arrangements pursuant to FASB Staff Position No. EITF 00-19-2: 4. This FSP applies to the issuer of a registration payment arrangement. For purposes of this FSP, a registration payment arrangement is an arrangement with both of the following characteristics:

a. The arrangement specifies that the issuer will endeavor (1) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the SEC (or other applicable securities regulator if the registration statement will be filed in a foreign jurisdiction) within a specified grace period, and/or (2) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and

b. The arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. That consideration may be payable in a lump sum or it may be payable periodically, and the form of the consideration may vary. For example, the consideration may be in the form of cash, equity instruments, or adjustments to the terms of the financial instrument or instruments that are subject to the registration payment arrangement (such as an increased interest rate on a debt instrument).

28.

Please disclose the amount of revenues and long-lived assets other than financial instruments, as applicable, that are attributed to the United States of America, as well as attributed to all foreign counties in total. See paragraph 38 of SFAS 131.

The Corporation has no assets and generates no revenues outside the USA.  Any other disclosure is not applicable.

29.

You disclose on page 14 that you generate revenue from three primary sources:

trading and commission revenue; asset management; and investment banking. Please tell us whether each of these sources represents a separate operating segment as defined in paragraph 10 of SEAS 131. If not, please tell us in detail why not. If you believe that they each represent an operating segment and you meet the criteria discussed in paragraph 17 of this SFAS for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion. If after reassessing the criteria in SFAS 131, you now believe that more than one reportable segment exists, revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Based on our analysis and interpretation of SFAS 131, the Corporation concluded that its business does not have separate operating segments as defined therein.  It believes that its business meets the criteria of paragraph 17 (Aggregation Criteria) since the segments have similar economic characteristics, and the segments are similar in each of the following areas:

•

The nature of the products and services are essentially the same across all businesses

•

The type or class of customer is the same for all services

•

Because of the size of our firm, all services are offered by all registered employees

•

There is no segment manager

•

There is no discrete financial information available separately

•

The operating results are not regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•

 They all share essentially the same regulatory environment and are regulated by the SEC and NASD.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page F-5

30.

It appears based on your Consolidated Statement of Changes in Stockholders’ Equity (Deficit) that no net assets were acquired from Atlantis Ideas Corp. as a result of the March 30, 2006 transaction. Therefore, it appears that the merger was actually a recapitalization transaction rather than a reverse acquisition which required purchase accounting. If true, please revise your filing to more clearly describe the nature of this transaction as a recapitalization. If not true, please tell us the purchase accounting adjustments which were recorded and explain how they are reflected in the consolidated financial statements.

Please see the revised disclosure under Note No. 1 of the Corporation’s consolidated financial statements for the years ended December 31, 2006 and 2005 and the Corporation’s consolidated financial statements for the three months ended March 31, 2007 and 2006 included in Amendment No. 1 to the Registration Statement.

31.

As a related matter, the historical financial statements (Southern Trust Securities Holding Corp.) are required to reflect the shares issued by Atlantis Ideas Corp. “to acquire” Southern Trust Securities Holding Corp. as outstanding for all periods presented in a manner similar to a stock split. The 3,000,000 Atlantis Ideas Corp. shares outstanding prior to the transaction should only be included in the weighted average shares outstanding for the period after the transaction. Please consider whether this may require a recalculation of the weighted average shares outstanding for EPS purposes.

The shares issued by Atlantis Ideas Corp to “acquire” Southern Trust Securities Holding Corp. were reflected as if the reverse acquisition had taken place on January 1, 2005. As noted in Note 7: “The Company’s historical stockholders’ equity prior to the merger was restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to common stock”.

The 3 million shares from Atlantis Ideas Corp were included in the weighed average calculation for the period after the transaction as if they were outstanding for the entire year.  The Corporation corrected the weighted average calculation. Please refer to No. 2 to the consolidated statements of operations for the years ended December 31, 2006 and 2005 included in Amendment No. 1 to the Registration Statement.

32.

It appears that you issued common stock in the amount of $254,000 during the year ended December 31, 2005. Please clarify if this issuance was a conversion of preferred stock into common stock, and if so, please revise the caption on your statement of stockholders’ equity accordingly. If this issuance was a conversion of preferred stock into common stock, please disclose in your footnotes the terms of the conversion, including why the conversion did not occur at a 1.58 conversion rate indicated on page F-12.

This was common stock issued to the preferred stockholders when the private placement was closed.  The amount attributable to the common shares was computed as follows:

Note 2  Summary of Significant Accounting Policies, page F-7

33.

Please disclose, if applicable, any risks related to concentrations of business that you may have. See paragraphs 21-22 of SOP 94-6.

As noted in comment response #10 above, the Corporation’s investment banking income is frequently tied to a large one-time transaction from a single customer.  The Corporation added disclosure to its consolidated financial statements for the years ended December 31, 2006 and 2005 under the “Concentration of Risk” footnote to disclose that it generated approximately $800,000 of its investment banking revenues from one transaction in 2006.

34.

Per review of your balance sheet and your statement of cash flows, it appears that in 2006 you wrote off the entire December 31, 2005 balances in other receivables and commissions receivables. Please disclose your accounting policy regarding your allowance and consider including a rollforward of the account.

The receivable that was written off was the amount that Refco owed the Corporation at the time of their bankruptcy filing ($51,123).  Normally, receivables from clearing firms are collected on a weekly or semi-monthly basis, and thus it is not common in the brokerage industry to have policies for allowance for doubtful accounts.  The other amount written off was related to a deposit the Corporation made several years ago with the purpose of establishing an offshore branch.  The money was never recovered and thus it was also written off as of December 31, 2006.  The Corporation’s corresponding risks associated with its business are appropriately disclosed on Note 13 and throughout the Risk Factors section of the Registration Statement.

35.

Please disclose your accounting policy for evaluating impairment on long-lived assets pursuant to SFAS 144.

Please see the Corporation’s revised accounting policy disclosures regarding long-lived assets in Note. 2 to the consolidated financial statements in Amendment No. 1 to the Registration Statement.

36.

Given that you issued shares of common stock to executives and employees as compensation for their services, please disclose your accounting policy for stock compensation. See paragraph 64 of SFAS 123(R). If you previously accounted for stock compensation pursuant to APB 25, please disclose in tabular format your comparisons of as reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123. See paragraph 45(c) of SFAS 123, as amended by SFAS 148.

The Corporation accounts for executive stock-based compensation using SFAS 123R.

Securities Owned. page F-7

37.

Please revise your disclosure to specifically state which revenue line item includes unrealized gains and losses on securities owned.

Because of the nature of the Corporation’s business, all unrealized gains or losses are included on the trading income line.

Loss Per Share, page F-8

38.

Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SEAS 128.

Please see the revised disclosure in the Corporation’s annual consolidated financial statements included with Amendment No.1 to the Registration Statement.

Note 6—Income Taxes, page F-7

39.

You present a gross deferred tax asset of $211,000 pertaining to intangible assets; however, it does not appear from the face of your balance sheet that you have any intangible assets as of the end of the periods presented in your financial statements. We remind you that pursuant to paragraph 42 of SFAS 142, all intangible assets should be aggregated and presented as a separate line item in your balance sheet. Please revise accordingly. In addition, please disclose your accounting policy for evaluating impairment of intangible assets and disclose in a footnote the amount and composition of your intangible assets. If you have fully written off all intangible assets, disclose this fact in your footnotes.

The intangible asset that gives rise to part of the deferred tax asset was written off the financial books several years ago.  However, the asset is being amortized for tax purposes.  The valuation allowance of 100% of the deferred tax asset has been determined due to the uncertainty of realizing the future tax benefits.

Note 8— Series A 8% Convertible Preferred Stock, page F-12

40.

You disclose that you simultaneously issued 313,000 shares of Series A 8% convertible preferred stock, 6.5168 shares of common stock for each share of preferred stock, and 62,500 warrants. Please provide us with the computations related to the values assigned to your convertible preferred stock, common stock, warrants, and beneficial conversion feature. Note that after determining the relative fair values of your preferred stock, common stock, and warrants, you should determine the effective conversion price of your convertible preferred stock. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.

The Corporation issued shares of common stock to our Series A preferred stockholders.  Please refer to the response to comment #32 above describing the method used by the Corporation to allocate the proceeds between its common and preferred stock.  CIS, which acted as the placement agent, received 62,500 warrants as additional compensation.  None of the preferred stockholders received any warrants at that time.

The effective conversion price of the convertible preferred stock did not give rise to a beneficial conversion feature.  As a result, EITF 98-5 and EITF 00-27 are not applicable.

41.

As a related matter, we note from your disclosures on page 28 that you granted your subsidiary, CIS, (as placement agent) 62,500 warrants for your common stock. We also note that CIS then subsequently transferred these warrants to your CEO as compensation in 2005. Please tell us how you accounted for the warrants both upon issuance to CIS and upon transfer from CIS to your CEO. Your response should clearly explain how you determined fair value of the warrants upon issuance and upon transfer and should describe the accounting literature you relied upon to support your treatment for both transactions.

The issuance of the warrants by the Corporation to CIS was an intercompany transaction, for financial statement purposes it would have been eliminated in the consolidation process.  However, at the time of the transfer to the Corporation’s CEO as compensation, the fair value determined at that time was approximately $.05 and thus the amount was considered immaterial for adjustment.  Please see response to comment # 44 below for a detailed fair value assessment.

Note 14—Commitments and Contingencies. page F-14

42.

Given that the outcome of the legal claim of which you are party to is not predictable with assurance, please disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. Please also revise to explain the nature of the legal claim, including a description of how the claim arose. See paragraph 10 of SFAS 5. Refer to SAB Topic 5:Y as well.

On May 24, 2007, the Corporation received an “Order of Dismissal” from the judicial court concerning the case referenced to in Note 14, therefore the footnote has been updated.

Note 16— Subsequent Events, page P14

Business Acquisition, page F- 14

43.

Please disclose the terms of your acquisition of a controlling interest in AR Growth Finance Corp., including what percentage of AR Growth you purchased and the cost of your acquisition. Also, tell us how you determined that the equity method of accounting was appropriate.

The Corporation and two Argentine companies each paid $100,000 to purchase AR Growth Finance Corp., which is a shell corporation, from a third party and provide it with some paid-in capital.  In exchange for this consideration, each investor owns a one-third interest in AR Growth Finance Corp. Under US GAAP, this investment qualifies to be accounted for by using the equity method of accounting.

Employment Agreements, page P14

44.

Please provide us an analysis of all equity issuances and repurchases (including share and option issuances) that occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction:

•

identify the parties, including any related parties;

•

the nature of the consideration; and

•

the fair value and your basis for determining the fair value.

Indicate whether the fair value was contemporaneous or retrospective.

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Pursuant to Rule 701 of the Securities Act and pursuant to Section 4(2) of the Securities Act, the Corporation, or its predecessor, STS, issued the following shares of common stock as compensation to officers and employees, each of whom is also an accredited investor, during 2005 and the first quarter of 2007.  The Corporation issued no equity compensation in 2006.

Name	Shares	Intrinsic Value	Date of Issuance
Robert Escobio	4,500,000	$0.50	January 4, 2007
	499,945	$.13	October 5, 2005
	1,955,055	$.13	February 3, 2005
Susan Escobio	200,000 options for common stock @ $0.50	$0.50	January 4, 2007
	240,000	$.13	October 5, 2005
Kevin Fitzgerald	922,389	$0.50	January 4, 2007
Fernando Fussa	200,000 options for common stock @$1.00	$0.50	February 20, 2007
Adolfo Porro	323,645	$.13	April 2005

During 2005, the Board of Directors of STS resolved to give shares as compensation to employees for their efforts and loyalty. During the first quarter of 2005, STS closed a private placement raising $6,260,000 of capital, and Robert Escobio, the CEO of STS, was the primary individual doing the work to obtain subscriptions and investors.  As such, 10% of the capital raised was paid to CIS as the private placement agent, and accordingly Robert got 50% of the fees as compensation.  However, the other 50%, which remained undistributed, may be used as a basis to determine Robert’s share compensation for the additional 2,455,000 issued to him in 2005.  Using this basis, the stock value of the shares given to Robert and Susan in 2005 would have an estimated value of $.13 cents for 2005. In summary, and based on the above, STS’s financial statements reflect for 2005 approximately $413,000 to reasonably reflect the shared based compensation paid during that year. There was no share based compensation paid out during 2006.

In January 2007, Ramon Amilibia agreed to purchase 500,000 shares of the Corporation’s common stock for $.50 per share pursuant to the terms of a stock purchase agreement dated January 2007.  The purchase was finalized in April 2007.  This purchase and sale was a transaction exempt from registration under federal securities laws pursuant to Section 4(2) of the Securities Act.  Subsequently, Mr. Amilibia became one of the Corporation’s directors. This transaction sets the reasonable value of share-based compensation granted during the first quarter of 2007 at $.50 per share.

Please contact us with any additional questions or any need for clarification to the provided responses.

/s/ Law Office of Kathleen Brown, P.C.

cc:  Robert Escobio, CEO

       Fernando Fussa, CFO

       Rothstein Kass & Company, P.C.

       Matt Franker, Staff Attorney SEC

       Jeff Gordon, Staff Accountant SEC

       Lisa Haynes, Senior Staff Accountant, SEC